SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549


                      SCHEDULE 13D
                    (Amendment No. 3)

               Dover Investments Corporation
                     (Name of Issuer)

   Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share
             (Title of Class of Securities)

          Class A Common Stock - 260152103
          Class B Common Stock - 260152202
                   (CUSIP Number)

Richard V. Smith, Esq., Orrick, Herrington & Sutcliffe LLP,
 405 Howard Street, San Francisco, CA 94105
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                     August 6, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).













1 NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (ENTITIES ONLY)The Lawrence Weissberg Revocable
      Living Trust, U/D/T dated November 25, 1992

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)
	(b)X

3 SEC USE ONLY

4 SOURCE OF FUNDS*
    00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION California


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH

7 SOLE VOTING POWER
        None

8 SHARED VOTING POWER
        431,021 Class A Common Shares
        245,114 Class B Common Shares

9 SOLE DISPOSITIVE POWER
        None
10 SHARED DISPOSITIVE POWER
        431,021 Class A Common Shares
        245,114 Class B Common Shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
        431,021 Class A Common Shares
        245,114 Class B Common Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        43.0% of Class A Common Shares
        78.8% of Class B Common Shares

14 TYPE OF REPORTING PERSON*
        00

*SEE INSTRUCTIONS BEFORE FILLING OUT!





1 NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Lawrence Weissberg
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)
	(b)X
3 SEC USE ONLY

4 SOURCE OF FUNDS*
     PF/00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
       United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH

7 SOLE VOTING POWER
        None

8 SHARED VOTING POWER
	431,021 Class A Common Shares
	245,114 Class B Common Shares

9 SOLE DISPOSITIVE POWER
	None

10 SHARED DISPOSITIVE POWER
	431,021 Class A Common Shares
	245,114 Class B Common Shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
	431,021 Class A Common Shares
	245,114 Class B Common Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	43.0% of Class A Common Shares
	78.8% of Class B Common Shares

14 TYPE OF REPORTING PERSON*
	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!






This Amendment No. 3 to a Statement on Schedule 13D amends and supplements the report on Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on February 11, 2002, as amended by Amendment No. 1 thereto, filed with the SEC on June 18, 2002 and Amendment No. 2 thereto, filed with the SEC on January 27, 2004 (collectively, the "Schedule 13D"). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used and defined in this Amendment No. 3 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On August 6, 2004, the Trust revised the proposal it made on January 27, 2004 to take the Company private to increase the cashout price offered from $24.50 per share to $30.50 per share. The aggregate consideration for the purchase of outstanding shares Common Stock in the proposed transaction (excluding shares outstanding following the exercise of "in-the-money" stock options and excluding all shares of Common Stock beneficially owned by the Trust and others involved in the Transaction) would be approximately
$18,831,493.

Consummation of the proposed Transaction would be subject to the terms and conditions set forth in the term sheet attached hereto as Exhibit 4.

The Trust may be deemed to be a "control person" of the Company within the meaning of the General Rules and Regulations adopted by the Securities and Exchange
Commission under the Exchange Act.

Other than as set forth above and elsewhere in the
Schedule 13D and this Amendment No. 3, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the transactions or events set forth in clauses (a) through (j) of Item 4 of Schedule 13D as set forth in Rule 13d-101 of the rules and regulations of the Securities and Exchange Commission promulgated under the Exchange Act.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement.

Exhibit 2 - Power of Attorney (Incorporated by Reference to
            Exhibit 4 to the Statement on Schedule 13D filed with the Securities Exchange Commission on February 11, 2002 by The Lawrence Weissberg Trust, Lawrence Weissberg, Frederick M. Weissberg and Britt Evans).


Exhibit 3 -	Letter, dated August 6, 2004, from The Lawrence
            Weissberg Revocable Living Trust to the Board of
            Directors of Dover Investments Corporation.

Exhibit 4 -	Term Sheet, dated August 6, 2004.




















































                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 2004

                 THE LAWRENCE WEISSBERG REVOCABLE LIVING
                 TRUST, U/D/T DATED NOVEMBER 25, 1992


                 By:/s/ Frederick M. Weissberg
	              Name: Frederick M. Weissberg
	              Title: Co-Trustee


                 By:/s/ William Weissberg
	              Name: William Weissberg
	              Title: Co-Trustee


                 By:/s/ Marvin Weissberg
	              Name: Marvin Weissberg
	              Title: Co-Trustee

	                      *
                 Name: Lawrence Weissberg



                 * By: /s/ Frederick M. Weissberg
	                 Frederick M. Weissberg,
	                 as Attorney-in-Fact























                              EXHIBIT INDEX

Exhibit
Number     Description

1          Joint Filing Agreement.

2 Power of Attorney (Incorporated by reference to Exhibit 4 to the Statement on Schedule 13D filed with the Securities Exchange Commission on February 11, 2002 by The Lawrence Weissberg
           Trust, Lawrence Weissberg, Frederick M.
           Weissberg and Britt Evans).

3          Letter, dated August 6, 2004, from The Lawrence
           Weissberg Revocable Living Trust to the Board of
           Directors of Dover Investments Corporation.

4          Term Sheet, dated August 6, 2004.